UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MOBILE AMERICA CORPORATION
                           --------------------------
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                    607235504
                                    ---------
                                 (CUSIP Number)

                              Linda Y. Kelso, Esq.
                                200 Laura Street
                             Jacksonville, FL 32202
                             ----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Voluntary
                                    ---------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                  ----------------------
        CUSIP No. 607235504                                 Page 2 of 9 Pages
----------------------------------------                  ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     R. Lee Smith
================================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                      (b)  |X|

================================================================================
    3       SEC USE ONLY


================================================================================
    4       SOURCE OF FUNDS*

                     PF
================================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


================================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
================================================================================
                               7
        NUMBER OF                     SOLE VOTING POWER

          SHARES                          792,074
                              --------------------------------------------------
       BENEFICIALLY            8
                                      SHARED VOTING POWER
         OWNED BY
                                          0
           EACH               --------------------------------------------------

                               9
        REPORTING                     SOLE DISPOSITIVE POWER

          PERSON                          792,074
                              --------------------------------------------------
           WITH                10
                                      SHARED DISPOSITIVE POWER

                                          0
================================================================================
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     792,074

================================================================================
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        |X|


================================================================================
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.99%

================================================================================
    14
            TYPE OF REPORTING PERSON*

                     IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------------------------                  ----------------------
        CUSIP No. 607235504                                 Page 3 of 9 Pages
----------------------------------------                  ----------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Allan J. McCorkle
================================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |X|

================================================================================
    3       SEC USE ONLY


================================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
================================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


================================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
================================================================================
                               7
        NUMBER OF                     SOLE VOTING POWER

          SHARES                          0
                              --------------------------------------------------
       BENEFICIALLY            8
                                      SHARED VOTING POWER
         OWNED BY
                                          2,872,110
           EACH               --------------------------------------------------

                               9
        REPORTING                     SOLE DISPOSITIVE POWER

          PERSON                          0
                              --------------------------------------------------
           WITH                10
                                      SHARED DISPOSITIVE POWER

                                          2,872,110
================================================================================
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,872,110

================================================================================
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                        |X|



================================================================================
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40.07%

================================================================================
    14
            TYPE OF REPORTING PERSON*

                     IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer
                  -------------------

                  This Statement relates to the voting Common Stock, par value $.025 per share ("Common Stock"), of Mobile America Corporation, a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10475 Fortune Parkway, Suite 110, Jacksonville, Florida.

Item 2.           Identity and Background
                  -----------------------

                  (a) This statement is filed on behalf of R. Lee Smith and Allan J. McCorkle.

                        R. Lee Smith disclaims beneficial ownership of the shares held by Allan J. McCorkle and his affiliates. Allan J. McCorkle disclaims beneficial ownership of the securities held by R. Lee Smith. See Item 6.

                  (b)   The business address of Allan J. McCorkle:

                        c/o Jones & McCorkle
                        6712 Atlantic Boulevard
                        Jacksonville, Florida

                        The business address of R. Lee Smith is:

                        1200 Riverplace Boulevard, Suite 902
                        Jacksonville, Florida

                  (c) The following sets forth for each of Allan J. McCorkle and R. Lee Smith his present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted:



                                  Principal                Name, Address
                                  Occupation               and Principal
                                     and                    Business of
           Name                   Employment                  Employer
           ----                   ----------               --------------

        Allan J. McCorkle     Consultant*               c/o Jones & McCorkle
                                                        6712 Atlantic Boulevard
                                                        Jacksonville, Florida

        R. Lee Smith          Private investor and      Suite 902
                              real estate developer     1200 Riverplace. Blvd.
                                                        Jacksonville, Florida

         *Mr. McCorkle is the retired President and Chief Executive Officer of the Issuer.

                  (d) During the last five years, neither R. Lee Smith nor Allan J. McCorkle has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither
                        R. Lee Smith nor Allan J. McCorkle has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (e)   Smith and McCorkle are United States citizens.

Item 3.           Source and Amount of Funds or Other Considerations
                  --------------------------------------------------

                  This Amendment No. 1 is being filed to report certain acquisitions of Common Stock by Smith in September - January, 2000. Mr. Smith used personal funds to make these acquisitions.

Item 4.           Purpose of Transaction
                  ----------------------

                  The acquisitions of Common Stock which are the subject of this Amendment No. 1 were acquired by Smith for investment purposes. Smith may acquire additional Common Stock from time to time in the open market based on factors such as the Issuer's financial condition, results of operations and future prospects, the market value of the Common Stock and general economical market conditions. Depending on such factors, Smith may determine to dispose of all or a portion of the Common Stock held by him.

                  Smith has no present plans or proposals which relate to or would result in:

                  (1) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

                  (2) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

                  (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (4) Any change in the present board of directors or manage-ment of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (5) Any material change in the present capitalization or dividend policy of the Company;

                  (6) Any other material change in the Company's business or corporate structure;

                  (7) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

                  (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (9) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (10)   Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

            (a) - (b)   Information concerning the amount and percentage of
                        shares of Common Stock beneficially owned by each of the reporting persons as of February 29, 2000 without regard to the Voting Agreement (as defined and described below) is set forth below and is based upon the number of shares of Common Stock outstanding on February 29, 2000:

                                  Sole                  Shared                              Percentage of
                               Voting and             Voting and          Aggregate          Outstanding
      Reporting               Dispositive             Dispositive         Beneficial      Shares of Common
        Person                   Power                   Power            Ownership             Stock
      ---------               -----------             -----------         ----------      -----------------

   Allan J. McCorkle               0                  2,872,110(1)        2,872,110(1)          40.07%
   R. Lee Smith                792,074(2)                  0                792,074(2)          10.99%

   ---------------

   (1) Includes (i) 2,847,409 shares held by a family limited partnership controlled by McCorkle and (ii) 24,701 shares held by a charitable trust of which McCorkle is one of four trustees and as to which McCorkle disclaims beneficial ownership.
   (2) Includes 37,250 shares issuable under currently exercisable options.


                  (c) The following table lists the transactions in the Issuer's Common Stock effected by Smith since the date of Smith's most recent filing on Schedule 13D, all of which were made through brokers in open market transactions:

                                             Nature of             Price Per              No. of
                          Date              Transaction              Share                Shares
                          ----              -----------            ---------              ------

                         9/22/99             Purchase                $2.125                20,000
                         9/23/99             Purchase                $2.09375              20,000
                        10/22/99             Purchase                $2.125                 5,000
                        10/25/99             Purchase                $2.125                 3,000
                        10/27/99             Purchase                $1.875                 7,500
                        10/28/99             Purchase                $1.96                  5,000
                        11/05/99             Purchase                $1.875                 5,000
                        11/16/99             Purchase                $1.9375               10,000
                        11/24/99             Purchase                $2.00                 20,000
                        11/26/99             Purchase                $2.0625               21,625
                        12/03/99             Purchase                $2.03125              11,700
                        12/27/99             Purchase                $2.00                 30,000
                        12/28/99             Purchase                $2.00                 40,000
                        12/29/99             Purchase                $2.00                 27,000
                        12/30/99             Purchase                $2.00                 45,000
                         1/11/00             Purchase                $2.00                 15,000
                         1/19/00             Purchase                $2.00                 10,000
                         1/25/00             Purchase                $1.937               140,000


                        The following table lists the transactions in the Issuer's Common Stock effected by McCorkle since the date of McCorkle's most recent filing on Schedule 13D, all of which (except the gifts) were made through brokers in open market transactions:

                                             Nature of             Price Per              No. of
                          Date              Transaction              Share                Shares
                          ----              -----------            ---------              ------


                        12/22/99             Sale                    $2.00                 5,000
                        12/27/99             Sale                    $2.00                17,200
                        12/30/99             Sale                    $1.9375              24,000
                         1/19/00             Gift                      N/A                40,628
                         2/15/00             Gift                      N/A                16,928




                  (d)   Not Applicable.

                  (e)   Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  On May 24, 1999, Mobile America Corporation (the "Company"), McCorkle and Smith entered into a Shareholder Agreement (the "Voting Agreement"). In the Voting Agreement, McCorkle and Smith agreed to vote all of the shares over which they then have voting power (except 24,701 shares contributed by McCorkle to the Kissaway County Charitable Trust) in favor of the following slate of directors: (i) Allan J. McCorkle, Thomas J. McCorkle and Holly J. McCorkle (the "Family Directors"), (ii) J. Michael Garrity, Thomas E. Perry, R. Lee Smith and Robert Thomas (the "Non-Family Directors") and (iii) Arthur L. Cahoon. In the event of a vacancy on the Board with respect to a Family Director, McCorkle and Smith agreed to vote for a director nominated by McCorkle, and in the event of a vacancy on the Board with respect to a Non-Family Director, McCorkle and Smith agreed to vote in favor of an individual nominated by the Non-Family Directors and Cahoon. In the event a new President and CEO is hired and elected as a director, McCorkle and Smith agreed to vote in favor of an additional nominee selected by McCorkle.

                  The Voting Agreement generally continues until, but not including, the 2002 Annual Meeting of the Company's shareholders. However, the Voting Agreement will terminate earlier on the happening of any of the following events: (i) the death of McCorkle, (ii) default by the Registrant under its Consulting Agreement or Director Indemnification Agreement with McCorkle after notice and opportunity to cure, (iii) the occurrence of a "material adverse change" as defined in the Voting Agreement or (iv) failure of the Company's Board to nominate as directors the Family Directors or Cahoon.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit 1 Agreement to File Amendment No. 1 to Schedule 13D jointly.

                  Exhibit 2 Shareholder Agreement dated as of May 24, 1999 between Mobile America Corporation, Allan J. McCorkle and R. Lee Smith filed as
                                  Exhibit 10(a) to the Form 10-K/A of Mobile
                                  America Corporation filed July 9, 1999 and incorporated herein by reference.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  April 10, 2000                       /s/ Allan J. McCorkle
                                            ------------------------------------
                                            Allan J. McCorkle


Date:  April 10, 2000                       /s/ R. Lee Smith
                                            ------------------------------------
                                            R. Lee Smith

                                  Schedule 13D
                           Mobile America Corporation

                                  Exhibit Index


Exhibit
-------

Exhibit 1 -    Agreement to file Amendment No. 1 to Schedule 13D jointly.

Exhibit 2 -    Shareholder Agreement dated as of May 24, 1999 between Mobile
               America Corporation, Allan J. McCorkle and R. Lee Smith filed as
               Exhibit 10(a) to the Form 10-K/A of Mobile America Corporation filed July 9, 1999 and incorporated herein by reference.

                                    EXHIBIT 1

                                    AGREEMENT

         AGREEMENT dated as of April 10, 2000 between Allan J. McCorkle and
R. Lee Smith.

         WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.

         NOW, THEREFORE, the undersigned hereby agree as follows:

2. The Amendment No. 1 to Schedule 13D with respect to Mobile America Corporation, to which this is attached as Exhibit 1, is filed on behalf of Allan J. McCorkle and R. Lee Smith.

3. Each of Allan J. McCorkle and R. Lee Smith is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.



                                            /s/ Allan J. McCorkle
                                            ------------------------------------
                                            Allan J. McCorkle


                                            /s/ R. Lee Smith
                                            ------------------------------------
                                            R. Lee Smith